December 23, 2025

Hugh McDermott

932 Grants Pass,

OR 97526

Re: Offer of Employment

Dear Hugh,

We are very pleased to offer you the position of Chief Commercial Officer & President of the Americas with Qnetic Corporation ("Qnetic" or the "Company"). Your employment is subject to the terms and conditions set forth in the attached Employment Agreement, which override anything communicated to you during your interview or as part of any other communication about your employment with the Company.

As Chief Commercial Officer &President of the Americas, you will be a full-time exempt employee, and will be expected to perform the duties and responsibilities that are reasonable and consistent with this position, and as may be assigned to you from time to time at the Company's discretion.

Your start date is scheduled to commence on January 2, 2026. Your compensation will be $275,000 per year, and subject to all applicable withholdings and deductions required by law and in accordance with the Company's payroll practices. Your cash bonus is 100% (on target) of your annual compensation, under the terms of the Company's Short Term Incentive Plan. Your equity compensation is under the Company's Equity Incentive Program, it will be communicated in a separate document.

Your PTO (Paid Time Off) is 30 days per year. You will also be eligible to participate in the Company's benefit plans and programs in effect from time to time, in accordance with and subject to the eligibility requirements and other provisions of such plans and programs.

As an employee of Qnetic, you will be subject to all applicable employment and other policies of the Company, as set forth in the employee handbook and elsewhere. By accepting this offer, you agree to devote your full business time, attention, and best efforts to the performance of your duties and to the furtherance of the Company's interests during your employment. Employees must avoid any relationship or activity that might impair, or even appear to impair, their ability to make objective and fair decisions when performing their jobs.

Your employment will be at-will and for no specified period, meaning that either you or the Company may terminate this employment relationship at any time and for any reason or no reason at all, with or without notice. No one other than the Company's CEO has the authority to alter this at-will employment arrangement, or to enter into an agreement for employment for a specified period of time, or to make any express or implied agreement contrary to at-will employment. Furthermore, any such agreement must be in writing and must be signed by the President.

If the Company terminates your employment without cause (as defined in the employment agreement), the Company will make a severance payment to you equivalent to six months' salary, prorated bonus, vested equity in exchange for your signing and not revoking a separation and release agreement in a form provided by the Company.

This offer is contingent upon the successful completion of background check, drug screening, reference check, verification of your right to work in the United States, and signing the attached Employment Agreement. Please bring appropriate documentation establishing proof that you are presently eligible to work in the United States for I-9 Form purposes on your first day of employment.

By accepting this offer, you confirm that you are able to accept this job and carry out the work involved without breaching any legal restrictions on your activities, such as restrictions imposed by a current or former employer. You also confirm that you will inform the Company about any such restrictions and provide as much information about them as possible, including copies of any agreements between you and your current or former employer describing any restrictions on your activities, prior to your first day of employment at Qnetic. You further confirm that you will not use any documents or proprietary data or materials of any kind, electronic or otherwise, belonging to your current or former employer, nor will you use or disclose any such confidential information during the course and scope of your employment with Qnetic.

Please indicate your acceptance of our offer by signing the attached Employment Agreement and returning it to me no later than December 31, 2025. If we do not receive your signed Employment Agreement by that date, this offer will be deemed to be withdrawn. If you have any questions about anything in this letter, please contactjoeann@qnetic.energy.

We look forward to having you join our team.

Sincerely,

Qnetic Corporation

Acknowledgment and Acceptance of Employment Offer

I accept employment with Qnetic Corporation and acknowledge and fully agree to the terms and conditions set forth in this offer letter:

Hugh McDermott